SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Evolve Transition Infrastructure LP
(Name of Issuer)

Stonepeak Catarina Holdings, LLC
SP Common Equity Subsidiary LLC
Stonepeak Texas Midstream Holdco LLC
Stonepeak Catarina Upper Holdings LLC
Stonepeak Infrastructure Fund (Orion AIV) LP
Stonepeak Associates LLC
Stonepeak GP Holdings LP
Stonepeak GP Investors LLC
Stonepeak GP Investors Manager LLC
Michael Dorrell
Evolve Transition Infrastructure LP
Evolve Transition Infrastructure GP LLC
(Name of Person Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)
30053M104
(CUSIP Numbers of Class of Securities)

Adrienne Saunders General Counsel c/o Stonepeak Infrastructure Partners 55 Hudson Yards 550 W. 34th St., 48th Floor New York, NY 10001 (212) 907-5100	Charles C. Ward Chief Financial Officer Evolve Transition Infrastructure GP LLC 1360 Post Oak Blvd., Suite 2400 Houston, Texas 77056 (713) 783-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:
George J. Vlahakos	Philip M. Haines
Sidley Austin LLP	Hunton Andrews Kurth LLP
1000 Louisiana Street, Suite 5900	600 Travis, Street 4200
Houston, Texas 77002	Houston, Texas 77002
(713) 495-4522	(713) 220-4200
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Calculation of Filing Fee

Transaction value*	Amount of filing fee**
$9,244,293.00	$1,008.55

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of Sanchez Midstream Partners LP (“SNMP”) not owned by Stonepeak Catarina Holdings, LLC (“Stonepeak”) and its affiliates at a purchase price of $0.62 per Common Unit, net to the seller in cash, which is equal to the price which would be paid if Stonepeak caused the exercise of the limited call right described in this Transaction Statement on Schedule 13E-3, including the exhibits attached hereto. On December 8, 2020, 19,953,880 Common Units were outstanding of which 5,043,730 are owned by Stonepeak and its affiliates. Accordingly, this calculation assumes the purchase of 14,910,150 Common Units, the maximum number of Common Units that may be acquired in the transactions.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021 issued by the Securities and Exchange Commission, equals $109.10 per million dollars of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,008.55	Filing Party: Stonepeak Catarina Holdings, LLC et al.
Form or Registration No.: Schedule 13e-3 (File No. 005-82227)	Date Filed: December 11, 2020

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), is being jointly filed with the United States Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, by (i) Stonepeak Catarina Holdings, LLC, a Delaware limited liability company (“Stonepeak Catarina” and, together with its subsidiaries, other than the Partnership (as defined herein) “Stonepeak”), SP Common Equity Subsidiary LLC, a Delaware limited liability company, Stonepeak Texas Midstream Holdco LLC, a Delaware limited liability company, Stonepeak Catarina Upper Holdings LLC, a Delaware limited liability company, Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership, Stonepeak Associates LLC, a Delaware limited liability company, Stonepeak GP Holdings LP, a Delaware limited partnership, Stonepeak GP Investors LLC, a Delaware limited liability company, Stonepeak GP Investors Manager LLC, a Delaware limited liability company, and Michael Dorrell, a citizen of the United States of America, (ii) Evolve Transition Infrastructure LP, a Delaware limited partnership (the “Partnership”), and (iii) Evolve Transition Infrastructure GP LLC, a Delaware limited liability company and the general partner of the Partnership. Given the additional issuances of common units representing limited partner interests in the Partnership (“Common Units”) in connection with the Partnership’s previously announced at-the-market offering and the increase in per common unit trading price since the initial filing of the Transaction Statement, the filing persons do not currently expect that the potential issuances of Common Units under the letter agreement dated November 16, 2020 will result in the issuance of Common Units to Stonepeak Catarina sufficient enough to provide Stonepeak the opportunity to cause the exercise of the limited call right provided for in the Third Amended and Restated Agreement of Limited Partnership of the Partnership, as amended to the date hereof, prior to December 31, 2022. By filing this Amendment No. 3 to the Transaction Statement, the filing persons hereby withdraw the Transaction Statement.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 22, 2021	SP COMMON EQUITY SUBSIDIARY LLC
	By:	STONEPEAK CATARINA HOLDINGS, LLC, its sole member
	By:	STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
	By:	STONEPEAK ASSOCIATES LLC, its managing member
	By:	STONEPEAK GP HOLDINGS LP, its sole member
	By:	STONEPEAK GP INVESTORS LLC, its general partner
	By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
	By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK CATARINA HOLDINGS, LLC
	By:	STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
	By:	STONEPEAK ASSOCIATES LLC, its managing member By: STONEPEAK GP HOLDINGS LP, its sole member
	By:	STONEPEAK GP INVESTORS LLC, its general partner
	By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
	By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK TEXAS MIDSTREAM HOLDCO LLC
	By:	STONEPEAK ASSOCIATES LLC, its managing member
	By:	STONEPEAK GP HOLDINGS LP, its sole member
	By:	STONEPEAK GP INVESTORS LLC, its general partner
	By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
	By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK ASSOCIATES LLC
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK GP HOLDINGS LP
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member

STONEPEAK GP INVESTORS LLC
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK GP INVESTORS MANAGER LLC
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
/s/ Michael Dorrell Name: Michael Dorrell
EVOLVE TRANSITION INFRASTRUCTURE PARTNERS LP
By:	Evolve Transition Infrastructure GP LLC, its general partner
By:	/s/ Charles C. Ward Name: Charles C. Ward Title: Chief Financial Officer and Secretary
EVOLVE TRANSITION INFRASTRUCTURE GP LLC
By:	/s/ Charles C. Ward Name: Charles C. Ward Title: Chief Financial Officer and Secretary